EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic appoints Daniel Stewart as stockbroker

April 16, 2010 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and internet casino software, is pleased to announce that it has appointed Daniel Stewart & Company plc as its stockbroker with immediate effect.

For more information, please contact:

CryptoLogic +353 (0) 1 234 0415	Corfin Communications (UK media only) +44 207 977 0020
Stephen Taylor, Chief Financial Officer	Neil Thapar, Alexis Gore or Harry Chathli

Daniel Stewart & Company plc Paul Shackleton
+44 207 776 6550

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland